Mark Anthony Concrete
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
1417 Key Bank Checking	23.00
Key Bank Main Checking - 0989	25,415.69
Total Checking/Savings	25,438.69
Other Current Assets	
Accounts Receivable	494,641.76
Inventory	158,967.00
Total Other Current Assets	653,608.76
Total Current Assets	679,047.45
Fixed Assets	
Accumulated Depreciation	-362,826.00
Computers	3,375.00
Machinery & Equipment	207,442.00
Vehicles	602,839.00
Total Fixed Assets	450,830.00
Other Assets	
Accumulated Amortization	-5,736.00
Loan Origination Fees	13,563.00
Start-Up Costs	22,147.00
Total Other Assets	29,974.00
TOTAL ASSETS	1,159,851.45
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Credit Card Key Bank	24,817.56
Total Credit Cards	24,817.56
Other Current Liabilities	
LOC - Key Bank	9,945.00
Total Other Current Liabilities	9,945.00
Total Current Liabilities	34,762.56
Long Term Liabilities	
2017 Chevy Silverado - Ally	26,935.90
2017 Nissan Titan	16,865.37
2018 Nissan Titan	22,061.27
2019 Ford F-150	51,107.35
Blue Vine Loan	53,521.62
Bridgeway Capital N/P	446,748.09
Caterpillar Financing	98,884.39
CCG - Mack Dump Truck N/P	75,203.78
Norstar Dump Trailer - Aqua	14,490.34
PayPal Note	59,025.53
SBA EIDL Loan	500,000.00
Sheffield Super Line Trailer	3,845.91
Total Long Term Liabilities	1,368,689.55
Total Liabilities	1,403,452.11

Mark Anthony Concrete
Balance Sheet
As of December 31, 2020

	Dec 31, 20
Equity	
Paid-In Capital/Owner Injection	28,742.00
Retained Earnings	-94,042.00
Shareholder Distributions	-192,000.00
Net Income	13,699.34
Total Equity	-243,600.66
TOTAL LIABILITIES & EQUITY	1,159,851.45

Mark Anthony Concrete
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
Job Income	1,803,308.36
Total Income	1,803,308.36
Cost of Goods Sold	
Equipment Rental for Jobs	3,271.79
Job Materials Purchased	460,677.12
Total COGS	463,948.91
Gross Profit	1,339,359.45
Expense	
Advertising & Marketing	11,590.25
Amortization Expense	2,380.00
Auto and Truck Expenses	39,228.08
Bank Service Charges	12,809.53
Business Licenses and Permits	1,040.81
Charitable Donations	12,565.00
Computer and Internet Expenses	7,506.79
Depreciation Expense	172,221.00
Employee Benefits	29,275.86
Health Insurance	139,763.12
Insurance Expense	37,138.83
Interest Expense	57,123.21
Meals and Entertainment	7,240.02
Miscellaneous Expenses	429.65
Office Supplies	7,913.82
Payroll Expenses	
Gross Wages	713,449.39
Officer Salary	87,500.00
Payroll Taxes	75,463.85
Total Payroll Expenses	876,413.24
Payroll Processing Fees	3,910.00
Professional Fees	4,947.75
Reimbursements	30,825.61
Rent Expense	17,208.00
Repairs and Maintenance	6,056.87
Telephone Expense	4,532.53
Travel	1,501.00
Uniforms	1,273.75
Utilities	6,063.39
Total Expense	1,490,958.11
Net Ordinary Income	-151,598.66
Other Income/Expense	
Other Income	
Grant Income	165,298.00
Total Other Income	165,298.00
Net Other Income	165,298.00
Net Income	13,699.34

Mark Anthony Concrete Inc.

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-44,930.68
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-226,398.64
Accounts Payable (A/P)	-1,606.09
KeyBank CC	-100,653.63
Blue Vine	70,855.51
Blue Vine repayments	-81,356.37
Fora Financial	-130,572.99
Pay Pal Note	-15,146.71
PPP - N/P	155,298.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-329,580.92**
Net cash provided by operating activities	**$ -374,511.60**
INVESTING ACTIVITIES	
Machinery and Equipment	-56,292.86
Vehicles	-175,980.29
Net cash provided by investing activities	**$ -232,273.15**
FINANCING ACTIVITIES	
Caterpillar Financing	-12,059.30
EIDL N/P	509,900.00
N/P - 2015 Mack Dump Truck ($2,980)	99,565.00
N/P - 2018 Nissan Titan	-1,182.71
N/P - Ally 750.77	33,653.21
N/P - Ford 944.80	-2,834.40
N/P - Norstar Dump Trailer	-3,765.40
N/P-2017 Nissan Titan $416.45	-10,393.10
N/P-Bridgeway Capital	-54,261.40
N/P-Sheffield Super Line Trailer	-1,261.83
Opening Balance Equity	-9,780.48
Owner's Investment	146,468.19
Owner's Pay & Personal Expenses	148,700.53
Net cash provided by financing activities	**$842,748.31**
NET CASH INCREASE FOR PERIOD	**$235,963.56**
Cash at beginning of period	188,469.60
CASH AT END OF PERIOD	**$424,433.16**